December 19, 2014

Saturna Brokerage Services, Inc.
1300 North State Street
Bellingham, WA 98225

Ladies and Gentlemen:

This letter is to inform you that the Board of Trustees of Saturna Investment Trust ("Trust") at its meeting on December 16, 2014, on behalf of SATURNA SUSTAINABLE EQUITY FUND and SATURNA SUSTAINABLE BOND FUND, two new series of the Trust, approved, and ratified adoption of, the existing Distribution Agreement ("Agreement") between the Trust and Saturna Brokerage Services, Inc., dated June 28, 2006, pursuant to Section II paragraph 1 of such Agreement.

Kindly sign this letter in the space provided below to acknowledge your receipt of this notice and your acceptance of the adoption pursuant to Section II paragraph 1 of the Agreement.

SATURNA INVESTMENT TRUST

By /s/ Nicholas F. Kaiser
Nicholas F. Kaiser, President

SATURNA BROKERAGE SERVICES, INC.

Receipt acknowledged and adoption accepted.

By /s/ Jane K. Carten
Jane K. Carten, President